

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 27, 2010

Via Fax & U.S. Mail

Mr. Thomas N. Hund
Chief Financial Officer
Burlington Northern Santa Fe, LLC
2650 Lou Menk Drive
Fort Worth, Texas 76131-2830

> **Re:** **Burlington Northern Santa Fe, LLC**
> **File No. 001-11535, and**
> **BNSF Railway Company**
> **File No. 001-06324**
> **Forms 10-K for the year ended December 31, 2009**

Dear Mr. Hund:

     We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

               Sincerely,

               David R. Humphrey
               Branch Chief